SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 23, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REPÚBLICA FEDERATIVA DO BRASIL

ADRIANA PIRAÍNO
TRADUTORA PÚBLICA E INTÉRPRETE COMERCIAL PARA OS IDIOMAS
INGLÊS E PORTUGUÊS

MATRÍCULA JUCESP Nº 547 – CCM Nº 2282494-4 – CPF/MF Nº 116.423.938 -43 – RG Nº 17895828-SSP/SP
RUA EÇA DE QUEIROZ, 270, AP. 81 – SÃO PAULO/SP – CEP: 04011-031
TEL: (11) 9291-6333 E-MAIL: APIRAINO@UOL.COM.BR

I hereby certify, for the due purposes, that on this date it was submitted to me a non-certified copy of a document in the Portuguese language, which I hereby translate into the English language as follows:

FIRST AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT OF ZAIN PARTICIPAÇÕES S.A., new corporate name of OPPORTUNITY ZAIN S.A.

By the present instrument, entered into by and among:

(a) Citigroup Venture Capital International Brazil, L.P., new corporate name of CVC/Opportunity Equity Partners L.P., a limited liability company duly organized and existing in accordance with the laws of Cayman Islands, with its registered office at Ugland House, P.O. Box 309, South Church Street, Grand Cayman, Cayman Islands, British West Indies, herein represented by its general partner, Citigroup Venture Capital International Brazil, LLC (The “Offshore Fund”);

(b) International Equity Investments Inc., a company duly organized and existing in accordance with the laws of the State of Delaware, United States of America, with its registered office at 1209 Orange Street, City of Wilmington, State of Delaware, United States of America, herein represented by its attorney-in-fact (the “IEII” or the “Consenting Intervening Party”);

(c) Investidores Institucionais Fundo de Investimento em Ações, an investment fund duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Almirante Barroso, 52, sala 3301, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 01.201.501/0001 -61, herein represented pursuant to the provisions of its By-laws (the “Onshore Fund”, and, together with the Offshore Fund, the “Shareholders”);

(d) Caixa de Previdência dos Funcionários do Banco do Brasil, a pension fund (entidade fechada de previdência privada) duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Praia de Botafogo, 501, 3º e 4º andares, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 33.754.482/0001 -24 (“Previ”);

(e) Fundação dos Economiários Federais – Funcef, a pension fund duly organized and existing in according with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 02, Bloco A, Edifício Corporate Finacial Center, 13º andar, in the City of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF N. 00.043.923/0001 -90 (“Funcef”); and

(f) Petros – Fundação Petrobras de Seguridade Social, a pension fund duly organized and existing in according with laws of the Federal Republic of Brazil, with its headquarters at Rua do Ouvidor, 98, 9º andar, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 34.053.942/0001 -50 (“Petros” and, together with the Shareholders, Previ and Funcef, the “Parties”);

INTRODUCTION

WHEREAS the Parties hereto entered into a Shareholders’ Agreement on March 9, 2005 (the “Shareholders' Agreement”), ruling their rights and obligations while direct or indirect shareholders composing the control block of Zain Participações S.A., new corporate name of Opportunity Zain S.A. (the “Company”), and of the Portfolio Companies, and providing for other matters;

WHEREAS on March 9, 2005, the Offshore Fund removed CVC/Opportunity Equity Partners Ltd. (the “Removed General Partner”) as general partner of the Offshore Fund and appointed Citigroup Venture Capital International Brazil, LLC for the position of general partner (“CVC Brazil”);

WHEREAS the parties wish to ratify the terms of the correspondences dated June 6 and 22, 2005, exchanged with Fundação 14 de Previdência Privada (“Fundação 14”), successor of Fundação Sistel de Seguridade Social – Sistel, concerning the extension of the tag-along right provided for in the Shareholders’ Agreement to the shares issued by Invitel S.A. (“Invitel”) owned by Fundação 14;

NOW, THEREFORE, the Parties agree to enter into this First Amendment to the Shareholders’ Agreement (this “Amendment”), on an irrevocable basis, which shall be ruled by the following clauses and conditions:

SECTION ONE
DEFINITIONS

Section 1.01. Definitions. Terms written with an upper case first letter shall have the meanings ascribed to them in the Shareholders’ Agreement, unless otherwise defined in this instrument.

SECTION TWO
THIRD PARTY BENEFICIARIES

Section 2.01. Third Party Beneficiaries. The Parties agree to amend the Shareholders´ Agreement in order to:

(a) amend the wording of Section 9.11, which shall read as follows:

“Section 9.11. Third Party Beneficiaries. (a) The performance of the provisions contained in Section Six that grant the tag-along right to the Investor with the Tag-Along Right may be claimed against the Shareholders by the Investor with Tag-Along Right, constituting third party benefits (estipulação em favor de terceiros) subject to the terms of article 437 of Civil Code, and the parties may not mutually release themselves from the obligations set forth in Section Six without the written authorization of the Investor with Tag-Along Right. The Investor with Tag-Along Right may not assign its rights under this Agreement without the written agreement of the Parties.

(b) For all the purposes of this Shareholders’ Agreement, the references to the Investor with Tag-Along Right shall encompass Telos – Fundação Embratel de Seguridade Social and Fundação 14 de Previdência Privada, successor of Fundação Sistel de Seguridade Social – Sistel, notwithstanding such references be written in the singular, and Telos and Fundação 14 be entitled to exercise the rights granted to the Investor with Tag-Along Right independently, with respect to the shares issued by Invitel and respectively owned by each of them.”

(b) replace the definition of “Investor with Tag-Along Right” with the following definition:

“Investor with Tag-Along Right” means Telos – Fundação Embratel de Seguridade Social and Fundação 14 de Previdência Privada, successor of Fundação Sistel de Seguridade Social – Sistel, and their respective legitimate legal successors.”

SECTION THREE
MISCELLANEOUS

Section 3.01. Ratification of the Shareholders’ Agreement. The Parties ratify the Shareholders’ Agreement in the form amended by Section 9.11 above, and agree that all other provisions of the Shareholders’ Agreement shall remain unchanged. The Parties agree that this Amendment shall be deemed part of the Shareholders’ Agreement for all purposes.

Section 3.02. Fundação 14´s acceptance. Fundação 14 signs this Amendment expressing its irrevocable acceptance of the tag-along right that is granted to it through this instrument.

Section 3.03. Effectiveness Conditions. The effectiveness of the provisions of this Amendment is conditioned to the financial settlement of the ownership transfer of all quotas issued by Onshore Fund owned by FUNDAÇÃO 14 to RIO BOGAN EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., a limited liability company with its headquarters in the City of São Paulo, State of São Paulo, at Alameda Joaquim Eugênio de Lima nº 447, 7ºandar, sala 15, enrolled before the Federal Revenue Service under CNPJ/MF N. 07.098.226/0001 -16.

IN WITNESS WHEREOF, the Parties and the Fundação 14 executed this Amendment in seven (7) counterparts of same tenor and content for one sole purpose, jointly with the two undersigned witnesses.

Brasília, June 29, 2005.

(signature) (stamp of Anderson, Notary Public of the 1st Notary Office of Brasilia)
 CITIGROUP VENTURE CAPITAL INTERNATIONAL BRAZIL, L.P.,
Represented by Citigroup Venture Capital International Brazil, LLC

____________________________
Name: Sergio Spinelli Silva Junior
Position: Attorney-in-fact

(signature) (stamp of Anderson, Notary Public of the 1st Notary Office of Brasilia)
INTERNATIONAL EQUITY INVESTMENTS, INC.,
as Consenting Intervenient Party

____________________________
Name: Sergio Spinelli Silva Junior
Position: Attorney-in-fact

In agreement herewith, FUNDAÇÃO 14 DE PREVIDÊNCIA PRIVADA

(signature) (illegible stamp)	(signature) (illegible stamp)

Name: Paulo Pedrão Rio Branco	Name: Salvador Augusto Bento
Position: Chief Executive Officer	Position: Chief Financial Officer

INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTOS EM AÇÕES
(signature) (stamp of Anderson, Notary Public of the 1st Notary Office of Brasilia)	(signature) (illegible stamp)

Name: Roberto Carlos Vieira Pitta Junior	Name: Rafael de Rezende Fernandez
Position: Officer	Position: Attorney-in-fact

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI
(signature)

Name: Sergio Ricardo Silva Rosa	Name:
Position: Chief Executive Officer	Position:

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF
(signature)	(signature)

Name: Guilherme Narciso de Lacerda	Name: Demósthenes Marques
Position: Chief Executive Officer	Position: Officer

FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL – PETROS
(signature)

Name: Wagner Pinheiro de Oliveira	Name:
Position: Chief Executive Officer	Position:

Witnesses:

(signature)

Name: Fabio de Oliveira Moser
Identity Card (RG) N.: 061802773 – IFP-RJ

(signature)

Name: Lisbeth Vidal de Negreiros Bastos
Identity Card (RG) N.: 808555 – SSP - DF

Translator’s note: All five pages of the translated document were initialed. On the top of each page (except for the first page) there is the following note: “This page is part of the First Amendment to the Shareholders’ Agreement of Zain Participações S.A., new corporate name of Opportunity Zain S.A., dated March 9, 2005, entered into on June 29, 2005.”

Further naught. I certify that the preceding is a true, faithful, unabridged rendering into English of the original Portuguese version. In witness whereof, I set my hand and seal, on the date and in the city mentioned below.

São Paulo, November 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 23, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer